                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

  X   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
----- 1934

      For the fiscal year ended December 31, 1999

                                       OR

      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act ----- of 1934

For the transition period from                             to
                              ----------------------------   -------------------

Commission file number 0-1402
                       ---------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       The Lincoln Electric Company
       Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Lincoln Electric Holdings, Inc.
       22801 St. Clair Avenue
       Cleveland, Ohio  44117-1199

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              The Lincoln Electric Company
                                              Employee Savings Plan

                                           By: /S/ H. JAY ELLIOTT
                                               H. Jay Elliott
                                               Senior Vice President,
                                               Chief Financial Officer
                                                 and Treasurer

                                           Date: June 26, 2000

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employees Savings Plan
December 31, 1999 and 1998



PLAN SPONSOR AND ADMINISTRATOR

The Lincoln Electric Company
Cleveland, Ohio  44117
(216) 481-8100

Employer Identification Number:  34-0359955

                         Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits (modified cash basis) as of December 31, 1999 and 1998, and changes therein (modified cash basis) for the year ended December 31, 1999, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at end of year as of December 31, 1999 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/ ERNST & YOUNG LLP

Cleveland, Ohio
June 14, 2000

                          The Lincoln Electric Company
                              Employee Savings Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)


                                                          DECEMBER 31
                                                     1999               1998
                                                 ------------       ------------
ASSETS
Investments                                      $114,326,612       $ 91,363,032

Receivables:
   Investment income receivable                       239,966            201,403
   Pending sales of investments
     and other receivables                            128,071             11,818
                                                 ------------       ------------
                                                      368,037            213,221
                                                 ------------       ------------
Total assets                                      114,694,649         91,576,253

LIABILITIES
Accrued purchases of investments
   and other payables                                 341,605            118,054
                                                 ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                $114,353,044       $ 91,458,199
                                                 ============       ============


See notes to financial statements (modified cash basis).

                          The Lincoln Electric Company
                              Employee Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                          Year Ended December 31, 1999


Additions:
   Investment income:
     Net appreciation in fair value of investments                  $  8,260,886
     Interest and dividends                                            4,898,889

   Contributions:
     Participants                                                     10,236,539
     Employer                                                          3,099,717
                                                                    ------------
Total additions                                                       26,496,031

Deductions:
   Benefits paid directly to participants                              3,601,186
                                                                    ------------
Net increase                                                          22,894,845

Net assets available for benefits, at beginning of year               91,458,199
                                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR                   $114,353,044
                                                                    ============


See notes to financial statements (modified cash basis).

               The Lincoln Electric Company Employee Savings Plan

             Notes to Financial Statements (Modified Cash Basis)

                                December 31, 1999



NOTE A--DESCRIPTION OF THE PLAN

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering certain employees of Lincoln Electric Holdings, Inc. and its subsidiaries (the Company) as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following one year of service with the Company and its subsidiaries. The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive annually a Company contribution to the Plan of 2% of their base pay. The amount of the FSP contribution was $1,503,225 and $1,277,052 for 1999 and 1998, respectively. FSP contributions are invested in the same manner as participant contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS

Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($10,000 in 1999 and 1998). Participants are immediately vested in their contributions plus actual earnings thereon. A participant for whose account a contribution is made shall have the right to direct Key Trust Company of Ohio, N.A. (the Trustee) to invest such contribution in any one fund or in a combination of funds in 5% increments.

               The Lincoln Electric Company Employee Savings Plan

NOTE A--DESCRIPTION OF THE PLAN--CONTINUED

The Company contributes 25% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions are made monthly and are 100% vested after an employee has attained three years of service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or accounts balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Trustee. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participant's account is $5,000 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin no later than April 1 of the calendar year following the later of the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive that portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

               The Lincoln Electric Company Employee Savings Plan

NOTE A--DESCRIPTION OF THE PLAN--CONTINUED

PLAN TERMINATION

Although the Company has not expressed an intent to do so, it has the right to amend, modify, suspend or terminate the Plan at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants' accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Employee contributions are recorded when received by the Trustee, whereas investment income and plan liabilities are recorded when earned and incurred, respectively.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The common shares of the Company are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

               The Lincoln Electric Company Employee Savings Plan

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

ADMINISTRATIVE EXPENSES

All costs and expenses incurred in connection with the administration of the Plan and trust are paid from the trust fund unless the Company elects to pay all or part of such expenses. The Company elected to pay all administrative costs of the Plan in 1999 and 1998.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

NOTE C--INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                    NET REALIZED
                                                   AND UNREALIZED
                                                    APPRECIATION
                                                 (DEPRECIATION) IN
                                                   FAIR VALUE OF
                                                    INVESTMENTS
                                              -----------------------

Common/Collective trusts                             $   365,905
Units of registered investment
   companies                                          10,417,126
Common stock                                          (2,522,145)
                                              -----------------------

                                                     $ 8,260,886
                                              =======================

               The Lincoln Electric Company Employee Savings Plan

NOTE C--INVESTMENTS--CONTINUED

The fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1999 and 1998, are as follows:

                                                        1999            1998
                                                     ---------------------------

Key Prism Victory U.S. Government
   Obligations Fund                                  $ 6,708,786     $ 5,426,314
Fidelity Advisors Balanced Fund                        8,212,245       7,173,946
Fidelity Advisors Equity Growth Fund                  28,114,676      17,317,920
Key Prism Victory Stock Index Fund                    14,573,964      10,627,681
Templeton Foreign Fund                                 8,822,423       5,773,783
Lincoln Electric Holdings, Inc. Common Shares         30,782,029      36,994,696

NOTE D--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the proprietary funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 1999, the Plan held 1,492,462 Common Shares of Lincoln Electric Holdings, Inc. with a market value of $30,782,029. For the year ended December 31, 1999, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $761,509. At December 31, 1998, the Plan held 1,662,683 Common Shares of Lincoln Electric Holdings, Inc. with a market value of $36,994,696.

               The Lincoln Electric Company Employee Savings Plan

                             EIN 34-0359955 Plan 005

               Form 5500, Schedule H, Line 4i--Schedule of Assets
                   Held for Investment Purposes at End of Year

                                December 31, 1999

                                                                    Description of
                                                                     Investment,
                                                                      including
                                                                       Maturity
                                                                    Date, Rate of
                                                                   Interest, Par or           Current
                       Identity of Issue                            Maturity Value             Value
-------------------------------------------------------------------------------------------------------------

Common/Collective trusts:
   Key Prism Victory U.S. Government
     Obligations Fund*                                              551,478 units            $    6,708,786
   Key Employee Benefit Prism MaGIC Fund*                           187,484 units                 2,550,105
   Key Trust Company of Ohio
     N.A.--Employee Benefits
     Money Market Fund*                                             674,171 units                   674,171
                                                                                         --------------------
                                                                                                  9,933,062
Units of registered investment companies:
   Bond Fund of America                                             106,864 units                 1,387,095
   Fidelity Advisors Balanced Fund                                  449,986 units                 8,212,245
   Fidelity Advisors Equity Growth Fund                             392,608 units                28,114,676
   Key Prism Victory Stock Index Fund*                              596,560 units                14,573,964
   Templeton Foreign Fund                                           786,312 units                 8,822,423
   The Franklin Small Cap Growth Fund                               106,023 units                 4,678,793
   Income Fund of America                                            55,003 units                   865,750
   American Washington Mutual
     Investors Fund                                                  41,452 units                 1,225,317
   American EuroPacific Growth Fund                                  39,556 units                 1,687,467
   Neuberger & Berman Partners Assets Fund                           29,996 units                   462,539
   Neuberger & Berman Genesis Assets Fund                            18,441 units                   242,865
                                                                                        --------------------
                                                                                                 70,273,134
Common Stock:
   Lincoln Electric Holdings, Inc.*                             1,492,462
                                                                  common shares                  30,782,029
Participant loans*                                              8.75% to 10% variable
                                                                  maturities                      3,338,387
                                                                                        --------------------

                                                                                             $  114,326,612
                                                                                        ====================

*  Indicates party-in-interest to the Plan